ADINO ENERGY CORPORATION

December 20, 2011

Attn:  Mr. Ethan Horowitz
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Adino Energy Corporation (ADNY) (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 333-74638

Dear Mr. Horowitz,

In your letter dated December 7, 2011, you presented two issues included in the Company’s December 31, 2010 10-K filing.  Upon investigation, we agree with your points and have adjusted the disclosures, accordingly.  In order to inform investors of these facts, management is filing an amended 10-K/A and has done the following:

1.	Included biographical information on the new Chief Financial Officer, Shannon W. McAdams in Item 10.

2.	Corrected the signer in Exhibit 31 from Mr. Byrd, the former CFO, to Mr. McAdams.

Management understands that the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosures made in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if there are any further items related to this filing.

Respectfully,

/s/ Timothy G. Byrd, Sr.
Timothy G. Byrd, Sr.
CEO

2500 CityWest Blvd, Ste 300    Houston, TX  77042
281.209.9800 office   281.436.6036 fax